UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                      Silent Witness Enterprises Ltd.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                               Common Shares
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                       (Title of Class of Securities)

                                 826906307
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                               (CUSIP Number)

                          Thomas F. Larkins, Esq.
                        Honeywell International Inc.
                             101 Columbia Road
                            Morristown, NJ 07962
                               (973) 455-2000

                              With a Copy to:
                           David K. Robbins, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                              December 3, 2003
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D

CUSIP No. 903898401


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  HONEYWELL INTERNATIONAL INC.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                            (a) |_|
                                                                        (b) |_|

3         SEC USE ONLY


4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  WC (1)

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|


6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE


                      7      SOLE VOTING POWER
     NUMBER OF
                               7,012,004 (2)
       SHARES

    BENEFICIALLY      8      SHARED VOTING POWER

      OWNED BY                       -0-

                      9      SOLE DISPOSITIVE POWER
        EACH
                               7,012,004 (2)
     REPORTING

       PERSON         10     SHARED DISPOSITIVE POWER

        WITH                         -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,012,004 (2)

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          93.9 %

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

(1) See Item 3 hereof.
(2) See Items 4 and 5 hereof.

INTRODUCTION

     This statement amends the Schedule 13D, filed on October 20, 2003 (the "Schedule 13D"), by Honeywell International Inc., a Delaware corporation ("Honeywell") with respect to the common shares ("Company Common Shares") of Silent Witness Enterprises Ltd., a company incorporated under the laws of British Columbia, Canada (the "Company"). Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the
Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously provided on the Schedule 13D.

1. ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

     On October 28, 2003, SW Acquisition Inc. (f/k/a 678669 B.C. Ltd.), a corporation incorporated under the laws of British Columbia, Canada and an indirect wholly-owned subsidiary of Honeywell (the "Offeror"), made an offer (the "Offer") to purchase all the outstanding Company Common Shares (including Company Common Shares which might become outstanding upon the exercise of options, warrants or other rights to purchase Company Common Shares), at a price of Cdn. $11.27 in cash per Company Common Share, subject to the terms and conditions set forth in the Offer to Purchase and Circular, dated October 28, 2003 (the "Offer and Circular"), and in the related Letter of Acceptance and Transmittal. At the expiration time of the Offer, 4:30 p.m. (Vancouver, British Columbia time) December 3, 2003 (the "Expiration Time"), an aggregate of 7,012,004 Company Common Shares had been deposited pursuant to the Offer. The aggregate purchase price for the Company Common Shares deposited pursuant to the Offer is Cdn. $79,025,285.08. The Offeror will finance the purchase of the tendered Company Common Shares through internal funding provided by Honeywell or its affiliates.

     For additional information with respect to the Source and Amount of Funds or Other Consideration, see "Payment for Deposited Securities" and "Source of Funds" in the Offer and Circular which is attached hereto as
Exhibit 6 and incorporated herein by reference.

2. ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

ITEM 4. PURPOSE OF TRANSACTION.
        ----------------------

     On October 28, 2003, Honeywell caused the Offeror to make the Offer to purchase all the outstanding Company Common Shares (including Company Common Shares which might become outstanding upon the exercise of options, warrants or other rights to purchase Company Common Shares), at a price of Cdn. $11.27 in cash per Company Common Share, subject to the terms and conditions set forth in the Offer and Circular and in the related Letter of Transmittal. The Offer was made to enable the Offeror to acquire all of the Company Common Shares and to make the Company a wholly-owned subsidiary of Honeywell.

     At the Expiration Time, an aggregate of 7,012,004 Company Common Shares, or approximately 93.9% of the outstanding Company Common Shares, had been deposited pursuant to the Offer. On December 3, 2003, the Offeror notified Computershare Trust Company (the "Depositary") that all of the conditions to the Offer had been satisfied or waived and directed the Depositary to take up all Company Common Shares deposited pursuant to the Offer prior to the Expiration Time for payment in accordance with the terms of the Offer and applicable laws.

     Honeywell currently intends to cause the Offeror to acquire the remaining Company Common Shares not deposited pursuant to the Offer through the compulsory acquisition provisions of Section 255 of the British Columbia Company Act. In connection with the acquisition of these remaining Company Common Shares (the "Compulsory Acquisition"), shareholders of the Company who did not deposit their Company Common Shares in the Offer, will receive Cdn. $11.27 per Company Common Share, the same price offered by the Offeror pursuant to the Offer. Upon the completion of the Compulsory Acquisition, the Company will become a wholly-owned subsidiary of Honeywell and all of the members of the board of directors of the Company will be nominees of Honeywell.

     Honeywell also currently intends to delist the Company Common Shares from the TSX and NASDAQ and will take all steps to terminate the Company's status as a "reporting issuer" for purposes of relevant Canadian securities legislation and to terminate its reporting obligations under the Securities Exchange Act of 1934 (the "Exchange Act").

     For additional information with respect to the Purpose of Transaction, see "Purpose of the Offer and Plans for the Company" and "Effect of the Offer on the Market for Common Shares; Stock Exchange Listings and Public Disclosure by the Company" in the Offer and Circular which are incorporated herein by reference.

     Except as indicated in this Amendment and the Schedule 13D, Honeywell currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

3. ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     (a)-(c)As a result of taking up the Company Common Shares (including Company Common Shares issuable upon the exercise of options) deposited pursuant to the Offer prior to the Expiration Time, Honeywell may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to possess the direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, an aggregate of 7,012,004 Company Common Shares (3), collectively representing approximately 93.9% of the issued and outstanding Company Common Shares. The foregoing calculations assume that 7,468,541 Company Common Shares were outstanding on December 3, 2003, and the 549,900 Company Common Shares previously held by the Company had been cancelled.

     Except as set forth herein and in the Schedule 13D, no transactions involving Company Common Shares have been effected during the past 60 days by Honeywell or any of its respective directors or executive officers.

        (d) None.

        (e) Not applicable.

4. ITEM 7 OF THE SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING
INFORMATION:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

    Exhibit 6     Offer to Purchase and Circular, dated October 28, 2003 (4)


--------
(3) This number excludes options and share appreciation rights deposited pursuant to the Offer, which will be settled for cash. The 925,690 Company Common Shares represented by the Deposit Agreements are included in the number of Company Common Shares tendered pursuant to the terms of the Offer and, accordingly, are included in this number.

(4) Incorporated by reference to the Schedule 14D-1F, filed by SW Acquisition Inc. with the Securities and Exchange Commission on October 28, 2003.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         HONEYWELL INTERNATIONAL INC.



                                         By:    /s/ Thomas F. Larkins
                                            -----------------------------
                                            Name:  Thomas F. Larkins
                                            Title:   Vice President and
                                                     Corporate Secretary

Dated: December 5, 2003

EXHIBIT INDEX

                     Document
                     --------

Exhibit 6  --     Offer to Purchase and Circular, dated October 28, 2003 (5)




--------
(5) Incorporated by reference to the Schedule 14D-1F, filed by SW Acquisition Inc. with the Securities and Exchange Commission on October 28, 2003.